[WISEKEY LETTERHEAD]

October 16, 2019

Jan Woo
Legal Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N. E.

Washington, D.C. 20549

Re:	WISeKey International Holding AG

Confidential Draft Registration Statement on Form 20-F

Submitted on August 23, 2019

CIK No. 0001738699

Dear Ms. Woo:

This letter responds to the letter dated September 19, 2019 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Draft Registration Statement on Form 20-F of WISeKey International Holding AG (the “Company,” or “we”) initially submitted to the Commission on August 23, 2019 (the “Initial Registration Statement”).

We are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Initial Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Initial Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Risk Factors

The market for and price of Class B Shares and our ADSs may be highly volatile, page 12

1.	Please add risk factors to address additional issues that may cause your ADSs and underlying Class B shares to be highly volatile, such as:

•	your opening price may have little or no relationship to your historical sales price on the Swiss Exchange or over-the-counter trading; and

•	your trading price may fluctuate following the initial listing.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 14 and 15.

Future sales or issuances, or the possibility or perception of future sales or issuances ..., page 13

2.	You describe various financing agreements that you entered into with Yorkville, Crede, and GEM Global through an equity line arrangement, convertible loan agreements, and issuances of warrants and options. Please quantify the total number of Class B shares that may be issuable under these arrangements, assuming the current market price of your Class B shares on the Swiss Exchange. Your risk factor should highlight the potential dilution that may result from these financial arrangements.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 15-17.

We are an “emerging growth company”, and we cannot be certain if the reduced disclosure requirements ..., page 19

3.	You state that you plan to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise to also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Registration Statement.

Item 4. Information on the Company

History and Development of the Company, page 23

4.	Please provide us with additional information regarding the spin-out of WISeCoin into Trust Protocol. Clarify the timing of this spin-out and explain whether it will occur before or after the effectiveness of this registration statement. Also, tell us whether this entity will continue to be included in the registrants consolidated financial statements. If not, please provide pro forma financial information for this disposition if material. Refer to Item 17 of Form 20-F and Article 11 of Regulation S-X.

Response:

We are considering the potential benefits of a spin-out of WISeCoin AG, but, at this stage, no decisions or commitments have been made, such a spin-out may not happen and, if it does, timing cannot be established with certainty. However, whatever the result of the assessment, we can confirm that WISeCoin AG will not be spun-out before the effectiveness of our registration statement.

WISeCoin AG itself is a dormant company in the group, but it owns an R&D affiliate, WISeCoin France R&D Lab which has R&D operations in France. This affiliate currently undertakes research into and development of new secure products, both software and hardware, for our operating companies. It is not engaged in any R&D related to Secure Tokens.

We may consider a Secure Token Offering (“STO”) from WISeCoin AG in future and have obtained a no-action letter from the Swiss Financial Market Supervisory Authority for that purpose, but, at this stage, this company has not issued any tokens and does not have any operations, which supports its classification as dormant. Should WISeCoin AG effect an STO at a later stage, we will ensure that any token offering is made in accordance with applicable laws, both in the U.S. and in Switzerland.

5.	Please provide a more detailed description of the products and solutions that were sold to DigiCert, Inc. in the first quarter of 2019 and how they are differentiated from your current products and solutions.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Registration Statement.

Business Overview, page 24

6.	Please revise to describe the function and operation of the OISTE Global Root of Trust. In this regard, clarify if the OISTE Global Root of Trust operates as the data center of servers for your security and authentication solutions and whether other entities beyond your customers share its physical facilities and hardware.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 32 of the Registration Statement.

Item 5. Operating and Financial Review and Prospects

Financial year ended December 31, 2018 compared with financial year ended December 31, 2017, page 37

7.	Please include a discussion of the significant factors impacting your income tax (expense)/recovery such as the change in expiration of tax loss carryforwards and the change in valuation allowance, both of which had a material impact on your effective tax rate. In your response, explain further to us the factors that contributed to the change in expiration of tax loss carryforwards and how such changes impacted your effective rate. Also, clarify whether you anticipate similar trends to continue to impact your effective tax rate in future periods. Refer to Item 5 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 46-47 of the Registration Statement.

Liquidity and Capital Resources, page 41

8.	Please disclose cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations and include a discussion of how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations. Refer to Item 5.D of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Registration Statement.

Credit Agreement with ExWorks Capital Fund I, L.P., page 47

9.	You reference the creation and issuance of a WISeCoin Security Tokens by WISeCoin either as a planned Secure Token Offering or in exchange for existing debt. Please tell us the timing of the token offering and how you intend to comply with federal securities laws. Clarify whether you intend to register the WISeCoin issuances or rely on an exemption from registration.

Response:

In response to the Staff’s comment and as discussed in Item 4 above, the Company respectfully advises the Staff that it may consider a Secure Token Offering (“STO”) from WISeCoin AG in future and have obtained a no-action letter from the Swiss Financial Market Supervisory Authority for that purpose, but, at this stage, this company has not issued any tokens and does not have any operations, which supports its classification as dormant. Should WISeCoin AG effect an STO at a later stage, we will ensure that any token offering is made in accordance with applicable laws, both in the U.S. and in Switzerland.

Tabular Disclosure of Contractual Obligations, page 47

10.	Please revise to present your Contractual Obligations as of the latest fiscal year end balance sheet. Refer to Item 5.F.1 of Form 20-F. To the extent there have been significant changes to such obligations since year-end, please supplement the tabular disclosures with a discussion of such changes. In this regard, we note you repaid the ExWorks line of credit in January 2019 and entered into a new credit agreement with ExWorks in April 2019.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of the Registration Statement.

Item 6. Directors, Senior Management and Employees Board Practices, page 53

11.	Given that Mr. Moreira has 56.4% of the total voting power of the company, please disclose whether you will be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

Response:

The Company respectfully advises the Staff that while the Company would be considered a “controlled company” under NYSE Rules, it does not need to use the exemption to NYSE Rules 303A.01, 303A.04 and 303A.05 afforded to it as a controlled company since as a foreign private issuer it is permitted to follow its home country practice with respect to these requirements, which we have disclosed on pages 62-64.

Item 7. Major Shareholders and Related Party Transactions Our Formation, page 59

12.	Please consider adding a series of organizational charts that describes the entities and ownerships prior to and after your reorganization through to your existing capital structure, including a brief description of each entity and any operations it may perform.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 70-73 of the Registration Statement.

13.	Please provide a description of the U.S. distribution rights that were transferred from WiseTrust SA and clarify whether the rights agreement should be filed as a material agreement upon which you are substantially reliant, pursuant to Item 601(b)(10) of Regulation S-K. Further, describe how WISeTrust SA was able to obtain these rights and clarify whether you hold 100% of the U.S. distribution rights or if these rights are subject to the minority interest of WISeKey SA.

Response:

WISeKey is a Trust Services Provider (TSP), providing digital certificates and platforms for electronic signatures (for natural persons) and seals (for legal entities), among other services, all based on its Public Key Infrastructure (PKI). It provides certificate-based digital IDs and timestamp services that are used to comply with the most stringent legal and regulatory requirements.

WISeKey is much more prevalent in providing these services and more, in the Rest of the World, than in the U.S. As mentioned below, despite creating a U.S. entity, the revenues from our PKI services in the U.S. are sporadic. This was also one of the reasons to maintain the original economic life of the assets at 5 years.

Therefore, since these assets, the NAFTA rights, have zero value in our consolidated US GAAP accounts, this rights agreement is not a material agreement upon which we are materially reliant, so therefore, we believe it is not necessary to file it under item 601(b)(10) of Regulation S K.

WISeTrust SA was originally established as a Swiss private company, in August 1999. This was a few months after the incorporation of WISeKey SA, also a Swiss private company, and both companies later merged in 2016, to form part of the current group when WISeKey International Holding Ltd went public on the Swiss stock exchange (SIX: WIHN). Shortly after the two companies were established, the distribution rights pertaining to the technology developed by WISeKey SA were divided into the NAFTA rights that were transferred to WISeTrust, and the Rest of the World, which remained with WISeKey SA. The assets relating to the distribution rights in WISeTrust were determined to have a 5 year economic life and were depreciated accordingly. A project in the U.S. was acquired in 2006 and WISeKey USA Inc was established to develop it, but the project never expanded beyond the initial phase and the company decided to continue to focus its market penetration in Europe. When the WIHN group was established, the assets and liabilities of WISeTrust were transferred at book value, so the NAFTA rights continue to have a fully depreciated value in the U.S. GAAP accounts of WIHN. Since WIHN holds 100% of WISeTrust, there is no minority interest ownership in the subsidiary.

Relationship with the International Organization for Secure Electronic Transactions, page 61

14.	Please identify the two members of the foundation board of OISTE who are also on your board of directors. Further, please describe their roles as foundation board members, whether they have control of the OISTE foundation, their remaining terms as members, and the general corporate governance of OISTE. Also, identify the Policy Authorizing Authority described on page 18 that appointed them as members and how and when new members will be appointed. Disclose whether these two WISeKey board members may make decisions on behalf of OISTE for matters that involve WISeKey and the Root of Trust licensing agreement or whether any conflicts of interest may exist.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 74-76 of the Registration Statement.

15.	Please disclose all the material terms of your agreement with OISTE, including the amount of annual minimum payments. Further, disclose the amount of cash contributions that you have given OISTE and the nature and extent of the logistical services that you have provided OISTE.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 74-76 of the Registration Statement.

Item 9. The Listing Details, page 62

16.	Please clarify that you are seeking to register American Depositary Shares representing a yet to be determined number of Class B shares under Section 12(b) of the Exchange Act, as it does not appear you are directly listing your Class B shares on the Nasdaq or the NYSE. Further, please describe any restrictions on the free transferability of these ADSs and underlying Class B shares, and quantity the number of ADSs and underlying Class B shares that you believe are freely tradeable, if any. Clarify whether any of the shares are subject to lock-up agreements, including the shares currently held by your officers and directors.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Registration Statement.

Markets, page 62

17.	Please list all stock exchanges and other regulated markets on which the securities to be offered or listed are traded. In this regard, we note that the company's ADSs are currently quoted on the OTC Pink Sheets. Disclose the stock price history of your shares in the principal trading market, which appears to be the Swiss Exchange. Confirm, if true, that the listing price of your shares will be determined by the current price of your shares listed on the Swiss Exchange.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77-78 of the Registration Statement.

Item 10. Additional Information

Voting and Quorum Requirements, page 66

18.	Both your Class A and Class B shares are entitled to one vote each, but you note that Class A shares have a “voting privilege” over Class B shares due to a higher par value. Please clarify how the par value differences between Class A and Class B shares result in a “voting privilege” for Class A shareholders and explain the material differences, if any, in rights and privileges between holders of Class A and Class B shares.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 82-83 of the Registration Statement.

Dividends and Other Proposals, page 67

19.	Please provide more details regarding your share repurchase program and provide any updates as to recent activity under the program. Your press release dated September 3, 2019 indicates that this program will last 3 years, was approved by the Swiss Takeover Board, and represents 10% of your registered share capital. If the repurchase program is to continue after your Exchange Act registration, please clarify whether they will be made through a tender offer or open market purchases.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Registration Statement.

Item 12. Description of Securities Other than Equity Securities Waiver of Jury Trial, page 96

20.	Your deposit agreement appears to contain an irrevocable waiver of jury trial. Please add a separately captioned risk factor addressing the impact of your jury trial waiver provision on investors. In doing so, disclose (i) that your ADS holders will not be deemed to have waived your or your depositary's compliance with U.S. federal securities laws and the rules and regulations thereunder; and (ii) the basis for your belief that the provision is enforceable under federal law and state law.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 23- 24 of the Registration Statement.

Item 17. Financial Statements General, page F-2

21.	You state that you have elected to rely on an exemption that permits an emerging growth company to include only two years of audited financial statements. Please note that this exemption is not available in Exchange Act registration statements. As such, please revise to include audited statements of comprehensive loss, changes in shareholders' equity and cash flows for the year ended December 31, 2016 or confirm that you intend to include audited financial statements for fiscal 2019 prior to effectiveness. Refer to Item 8 of Form 20-F and Question 48 of the Jumpstart our Business Act FAQs.

Response:

The Company respectfully advises the Staff that, in determining whether to include two or three years of audited financial statements, the Company considered Instruction 3 to Item 8.A.2 of Form 20-F which states that “In initial registration statements, if the financial statements presented pursuant to Item 8.A.2 are prepared in accordance with U.S. generally accepted accounting principles, the earliest of the three years may be omitted if that information has not previously been included in a filing made under the Securities Act of 1933 or the Securities Exchange Act of 1934. Selected financial data presented pursuant to Item 3.A of Form 20-F for the full five fiscal years is still required.” The Company believed that it fit within that instruction and therefore was only required to include two years of audited financials. However, the Company also considered Topic 10221.1(d) of the Division of Corporation Finance's Financial Reporting Manual which indicates that emerging growth companies that are filing Exchange Act Registration Statements must present three years of financial statements in the 20-F.

Presented with seemingly contradictory instructions, the Company’s attorneys contacted Michael Coco, Chief of the Office of International Corporate Finance, by phone on July 31, 2019, to ask for his guidance on the matter. Mr. Coco advised our attorneys that he would look into the matter. On August 5, Mr. Coco spoke with our attorneys by phone and stated that he believed that, in accordance with Instruction 3 to Item 8.A.2, only two years of audited financials were required to be included in the Form 20-F.

22.	Your September 2016 acquisition of WISeKey Semiconductors appears to be significant at the greater than 80% level. As such, please revise to include a statement of operations and comprehensive income for the period in fiscal 2016 such that when added to the periods after the purchase will cover the equivalent period specified in Item 8 of Form 20- F and Rule 3-02 of Regulation S-X. Refer to Rule 3-05(b)(4)(iii) of Regulation S-X. Also, include all disclosures required by ASC 805-10-50 related to this acquisition.

Response:

The Company has not provided the requested 2016 statement of operations and comprehensive income as the Registration Statement does not, as described in response 21 above, include 2016 financial statements.

Consolidated Statement of Comprehensive Loss, page F-5

23.	We note you present a measure of gross profit on the face of your Statement of Comprehensive Loss. Please tell us and revise to disclose what expenses are included in cost of sales. Specifically, clarify whether any depreciation or amortization expense directly attributable to cost of sales is included in gross profit. To the extent you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal and re-label the cost of sales line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11.B.

Response:

In response to the Staff’s comment, the Company confirms that cost of sales include amortization expenses and, in accordance with SAB Topic 11.B do not require to be re-labelled to show an exclusion of depreciation.

Our cost of sales include the following:

•	The cost of the preparation of the secure elements used in the sale of our products, including the cost of materials and labor and other costs incurred by our suppliers.

•	The costs of subcontractors engaged in the preparation of our products and provide technical expertise and support in such areas as mPKI, Blockchain and NFC

•	The cost of the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects by providing certification services

•	The cost of test and assembly suppliers overseeing the transformation of the wafers once out of the foundry until they become a finished product

•	Those are costs related to the technical support provided on our ongoing production and on the ramp-up phase

•	The cost of shipping our products to the end clients

•	The amortization of probes, wafers and other items that are used in the production process

The Company has revised its accounting policy on page F-15 of the Registration Statement to disclose that depreciation expense are included in cost of sales on the face of the income statement.

Note 24. Loans and line of credit, page F-31

24.	We note that you made three draws on the Share Subscription Facility with GEM LLC during 2017 for a total of CHF3.9 million in exchange for 825,000 shares of Class B stock. Please tell us how you accounted for these transactions and where they are reflected in your financial statements, specifically the Statement of Changes in Stockholders' Equity (Deficit).

Response:

In response to the Staff’s comment, the Company respectively advises the Staff that the instrument was assessed under ASC 815 as an equity instrument. The Company accounted for drawdowns as a debit to Cash and cash equivalents in the amount of cash received, a credit to share capital for the aggregate nominal value of common stock issued, and a credit to Additional Paid-In Capital for the difference.

In 2017, the credits to Common Share Capital and Additional Paid-In Capital were included under the “Common stock issued” line of the Statement of Changes in Stockholders' Equity (Deficit).

In response to the Staff’s comment, the Company has revised its disclosure on page F-30 of the Registration Statement.

Note 29. Stockholders' equity, page F-40

25.	Please revise here to disclose the rights and privileges, including voting rights, liquidation rights, dividend preferences, etc., for each class of common stock. Refer to ASC 505-10- 50-3.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-39 of the Registration Statement.

Note 37. Segment information and geographic data, page F-49

26.	Please revise to present net sales and property, plant and equipment related to your country of domicile separately from other countries within Europe. Also, present this information separately for any other country in Europe that generated a material amount of net sales or holds a material amount of property, plant and equipment. Refer to ASC 280-10-50-41.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-49 and F-50 of the Registration Statement.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com / pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully, WISeKey International Holding AG By: /s/ Carlos Moreira, CEO By: /s/ Peter Ward, CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)